Sorting Robotics, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021, 2022, & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Sorting Robotics, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021, 2022, & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
July 24, 2024
Vincenzo Mongio

Statement of Financial Position

	As of December 31,		
	2023	**2022**	**2021**
ASSETS			
Current Assets			
Cash and Cash Equivalents	1,009,970	640,277	929,319
Digital Assets - Available for Sale	29,036	15,750	165,142
Accounts Receivable	3,750,332	1,571,006	692,592
Notes Receivable - Related Party	140,052	124,230	136,052
Total Current Assets	4,929,390	2,351,263	1,923,104
Non-current Assets			
Machinery and Equipment & Furniture & Fixtures, net of Accumulated Depreciation	167,671	242,558	112,453
Right of Use Asset - Office Lease	1,089,218	1,361,514	-
Security Deposits	73,500	73,500	15,205
Deferred Tax Asset	1,652	323,789	365,767
Total Non-Current Assets	1,332,041	2,001,362	493,426
TOTAL ASSETS	6,261,430	4,352,624	2,416,531
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable	16,187	54,019	33,675
Short Term Right of Use Lease Liability	273,500	251,737	-
Short Term Portion of Notes Payable	460,095	-	-
Short Term Portion of Equipment Financing Payable	49,488	32,236	-
Sales Tax Payable	89,455	7,798	282
Total Current Liabilities	888,724	345,790	33,957
Long-term Liabilities			
Accrued Interest	-	2,602	-
Equipment Financing Payable	82,801	132,289	-
Notes Payable	550,477	-	-
Long Term Right of Use Lease Liability	844,438	1,117,938	-
Future Equity Obligations	3,576,200	3,576,200	3,276,200
Total Long-Term Liabilities	5,053,916	4,829,029	3,276,200
TOTAL LIABILITIES	5,942,640	5,174,819	3,310,157
EQUITY			
Accumulated Other Comprehensive Deficit	(136,106)	(149,392)	-
Accumulated Deficit	454,896	(672,803)	(893,627)
Total Equity	318,790	(822,195)	(893,627)
TOTAL LIABILITIES AND EQUITY	6,261,430	4,352,624	2,416,531

Statement of Operations

	Year Ended December 31,		
	2023	**2022**	**2021**
Revenue	6,391,101	3,811,030	1,351,770
Cost of Revenue	876,388	1,286,797	487,460
Gross Profit	5,514,713	2,524,234	864,310
Operating Expenses			
Advertising and Marketing	498,416	225,035	7,952
General and Administrative	2,511,003	1,945,380	603,718
Bad Debt Expense	190,244	-	-
Research and Development	485,216	-	-
Rent and Lease	381,624	173,723	95,886
Depreciation	83,339	75,606	70,014
Amortization	-	-	3,059
Total Operating Expenses	4,149,842	2,419,743	780,629
Operating Income (loss)	1,364,871	104,491	83,681
Other Income			
Interest Income	8,297	5,907	9,786
Other	111,670	155,006	136,764
Total Other Income	119,967	160,913	146,550
Other Expense			
Interest Expense	35,003	2,602	-
Total Other Expense	35,003	2,602	-
Earnings Before Income Taxes	1,449,835	262,802	230,231
Provision for Income Tax Expense/(Benefit)	322,136	41,978	(48,052)
Net Income (loss)	1,127,698	220,824	278,282
Unrealized gain/(loss) on Digital Assets	13,286	(149,392)	-
Comprehensive Income (loss)	1,140,985	71,432	278,282

Statement of Cash Flows

	Year Ended December 31,		
	2023	**2022**	**2021**
OPERATING ACTIVITIES			
Net Income (Loss)	1,127,698	220,824	278,282
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Depreciation	83,339	75,606	70,014
Amortization	-	-	3,059
Accounts Payable and Accrued Expenses	(37,833)	20,344	24,897
Accounts Receivable	(2,179,326)	(878,414)	(643,449)
Sales Tax	81,657	7,516	282
Deferred Tax Asset	322,136	41,978	(48,052)
Accrued Interest	(2,602)	2,602	-
Other	-	5,590	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(1,732,628)	(724,778)	(593,249)
Net Cash provided by (used in) Operating Activities	(604,930)	(503,954)	(314,966)
INVESTING ACTIVITIES			
Office Equipment and Furniture & Fixtures	(8,452)	(211,299)	(2,500)
Software	-	-	(3,059)
Digital Assets - Available for Sale	(13,286)	149,392	(165,142)
Security Deposit	-	(58,295)	-
Right of Use Asset: Office Lease	20,560	8,160	-
Loan Receivable - Related Party	(15,822)	11,822	16,198
Net Cash provided by (used by) Investing Activities	(17,000)	(100,220)	(154,503)
FINANCING ACTIVITIES			
Proceeds/(Repayment) from/(of) Equipment Financing Payable	(32,236)	164,526	-
Proceeds from Issuance of Notes Payable	1,010,572		-
Repayment of Notes Payable	-	-	(95,431)
Proceeds from Future Equity Obligations	-	300,000	415,000
Net Cash provided by (used in) Financing Activities	978,335	464,526	319,569
Cash at the beginning of period	640,278	929,319	1,079,219
Net Cash increase (decrease) for period	356,406	(139,649)	(149,901)
Unrealized Losses on Digital Assets	13,286	(149,392)	-
Cash at end of period	1,009,970	640,278	929,319

Statement of Changes in Shareholder Equity

	Common Stock		Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Beginning Balance at 1/1/2021	5,200,000	-	-	(1,171,909)	(1,171,909)
Issuance of Common Stock	1,931,250	-	-	-	-
Net Income (Loss)	-	-	-	278,282	278,282
Ending Balance 12/31/2021	7,131,250	-	-	(893,627)	(893,627)
Unrealized Gains/(Losses) on Digital Assets	-	-	(149,392)	-	(149,392)
Net Income (Loss)	-	-	-	220,824	220,824
Ending Balance 12/31/2022	7,131,250	-	(149,392)	(672,803)	(822,195)
Issuance of Common Stock	63,125	-	-	-	-
Unrealized Gains/(Losses) on Digital Assets	-	-	13,286	-	13,286
Net Income (Loss)	-	-	-	1,127,698	1,127,698
Ending Balance 12/31/2023	7,194,375	-	(136,106)	454,896	318,790

Sorting Robotics, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Sorting Robotics, Inc. ("the Company") was incorporated in Delaware on January 7th, 2019. The Company leads the way in industrial automation, serving the cannabis and technical manufacturing sectors with unparalleled solutions. Through the integration of robotics, computer vision, and AI technologies, the Company drives cost reduction and productivity enhancement.

The Company will continue conducting a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Other Income

The Company had other income in 2023 or $119,967 consisting primarily of R&D tax credits of $80,893, PPP loan forgiveness of $20,560, interest income of $8,297, and tradeshow fees of $5,524.

The Company had other income in 2022 of $155,006 consisting primarily of Employee Retention Credit refunds of $83,941 and Research & Development tax credits of $38,370. The Company also won a pitch competition resulting in receiving $5,000.

The Company had other income in 2021 of $136,764 consisting primarily of PPP loan forgiveness of $105,977 and an SBA grant of $7,000.

Digital Assets

The Company held digital assets (cryptocurrency) resulting in a balance of $29,036 as of December 31st, 2023, consisting of $12,365 of Ethereum, $7,088 of BNB, $2,015 of Polygon, $5,507 of Avalanche, $2,035 of Fantom, and $26 of Harmony. The Company incurred unrealized losses of $149,392 in 2022 related to these digital assets. The Company currently accounts for all digital assets held as a result of these transactions as indefinite-lived intangible assets in accordance with ASC 350, Intangibles—Goodwill and Other. The Company has ownership of and control over their digital.

The digital assets are initially recorded at cost and are subsequently remeasured on the balance sheet at cost, net of any impairment losses incurred since acquisition. The Company determines the fair value of their digital assets on a nonrecurring basis in accordance with ASC 820, Fair Value Measurement, based on quoted prices on the active exchange(s) that they have determined is the principal market for such assets (Level 1 inputs). The Company performs an analysis to identify whether events or changes in circumstances, principally decreases in the quoted prices on active exchanges, indicate that it is more likely than not that their digital assets are impaired. In determining if an impairment has occurred, the Company considers the lowest market price of one unit of digital asset quoted on the active exchange since acquiring the digital asset. If the then current carrying value of a digital asset exceeds the fair value so determined, an impairment loss has occurred with respect to those digital assets in the amount equal to the difference between their carrying values and the price determined.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized as equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Machinery & Equipment	5	453,413	(297,124)	-	156,289
Furniture & Fixtures	5	15,836	(4,454)	-	11,382
Grand Total	-	469,249	(301,578)	-	167,671

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2021	200,000	$-
Granted	56,250	$-
Vested	(106,250)	$-
Forfeited	(100,000)	$-
Nonvested shares, December 31, 2021	50,000	$-
Granted	-	$-
Vested	(22,916)	$-
Forfeited	-	$-
Nonvested shares, December 31, 2022	27,084	$-
Granted	-	$-
Vested	(27,084)	$-
Forfeited	-	$-
Nonvested shares, December 31, 2023	-	$-

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2021	-	$0.01
Granted	90,000	$0.01
Exercised	-	$0.01
Expired/cancelled	(25,000)	$0.01
Total options outstanding, December 31, 2021	65,000	$0.01
Granted	221,433	$0.01
Exercised	-	$0.01
Expired/cancelled	-	$0.01
Total options outstanding, December 31, 2022	286,433	$0.01
Granted	75,000	$0.01

Exercised	(63,125)	$0.01
Expired/cancelled	-	$0.01
Total options outstanding, December 31, 2023	298,308	$0.01
Options exercisable, December 31, 2023	140,253	$0.01

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2021	-	$-
Granted	90,000	$-
Vested	-	$-
Forfeited	(25,000)	$-
Nonvested options, December 31, 2021	65,000	$-
Granted	221,433	$-
Vested	(75,831)	$-
Forfeited	-	$-
Nonvested options, December 31, 2022	210,602	$-
Granted	75,000	$-
Vested	(127,547)	$-
Forfeited	-	$-
Nonvested options, December 31, 2023	158,055	$-

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2023 to be negligible.

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were exercisable, at December 31, 2023:

Exercise Price	Number Outstanding	Expiration Date
3	16,667	9/15/2030
	16,667	

A summary of the warrant activity for the year ended December 31, 2023 is as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)
Outstanding at January 1, 2023	-	-	-
Grants	16,667	3.000	7
Exercised	-	-	-
Canceled	-	-	-
Outstanding at December 31, 2023	16,667	3.000	7
Vested and expected to vest at December 31, 2023	16,667	3.000	7

| Exercisable at December 31, 2023 | 16,667 | 3.000 | 7 |

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and California. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2020.

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:

	2023	2022	2021
Deferred tax assets:			
Net operating loss carryforwards	341,803	428,573	552,836
Property And Equipment	709,327	334,839	6,743
Total	1,051,130	763,413	559,579
Deferred tax liabilities:			
Effect of Cash-basis Tax Reporting versus US GAAP Reporting for Revenue Receivables	1,049,478	439,624	193,812
Total	1,049,478	439,624	193,812
Less: Valuation Allowance			
Net deferred tax asset (liability)	1,652	323,789	365,767

The provisions for income taxes consist of the following components:

	2022	2022	2021
Current	-	-	-
Change in deferred asset/liability	322,136	41,978	(48,052)
Total Provision for Expense/(Benefit)	322,136	41,978	(48,052)

The provision for federal income taxes differs from that computed by applying federal statutory rates to income before federal income tax expense, as indicated in the following analysis:

	2023	2022	2021
Income (Loss) before federal income tax expense	1,449,835	262,802	230,231
Federal statutory income tax at 21%	304,465	55,188	48,348
Non-taxable Income	-	(3,011)	-
Non-deductible Expenses	11,271		-
R&D Tax Credits	(7,972)	(17,729)	-
Non-taxable Income (PPP Loan Forgiveness)	-	-	(29,656)
Non-taxable Income (EIDL Loan Forgiveness)	-	-	(8,615)
Non-taxable Income from Prior Year Installment Sales	-	-	(11,610)
Other and Prior Year True ups	(86,879)	(10,823)	(62,597)
Effect of state income taxes, net of federal benefit	101,251	18,353	16,078
Change In Valuation Allowance	-	-	-
Total Provision for Expense/(Benefit)	322,136	41,978	(48,052)

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company loaned a related party amounts resulting in a balance of $140,052 as of December 31st, 2023. The loan accrues interest at 12% annually and is due on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

Other than what is disclosed below, we are currently not involved with or know of any other pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

In 2021, a company, who does not sell machines but operates co-pack manufacturing facilities and sells services to cannabis manufacturers, alleged that the Company is in violation of their U.S. Patent No. 11130596 and subsequent U.S. Patent No. 11414221 both in regard to the Jiko Automated Pre-Roll Infusion Robot produced by the Company. The Company denies any infringement. The company alleging violation intends to stop the ongoing sale of the Jiko machine. Currently, the Company has not received damages estimate from this company. Potential losses stem from the Company's ongoing legal fees, which are estimated to be $15,000 - $20,000 per month. At this time, the Company is unable to estimate the losses that would be incurred if they were unsuccessful in prevailing in this dispute.

Rent and Lease

The Corporation leases its office space under a 5-year operating lease requiring monthly payments of $24,480 as of December 31st, 2023. The current lease expires on September 30th, 2027, and is secured by a personal guarantee by the Company's founders.

Lease expense	Year Ending 2023-12
Finance lease expense	
Amortization of ROU assets	-
Interest on lease liabilities	-
Operating lease expense	424,640
Short-term lease expense *	
Variable lease expense	-
Sublease income *	
Total	424,640

Other Information

(Gains) losses on sale-leaseback transactions, net *	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from finance leases (i.e. Interest)	-
Financing cash flows from finance leases (i.e. principal portion)	-
Operating cash flows from operating leases	371,420
ROU assets obtained in exchange for new finance lease liabilities	-
ROU assets obtained in exchange for new operating lease liabilities	1,425,729
Weighted-average remaining lease term in years for finance leases	-
Weighted-average remaining lease term in years for operating leases	3.67
Weighted-average discount rate for finance leases	0.00%
Weighted-average discount rate for operating leases	3.75%

Maturity Analysis	Finance	Operating
2024-12	-	309,836
2025-12	-	322,228
2026-12	-	335,120
2027-12	-	229,296
2028-12	-	-
Thereafter	-	-
Total undiscounted cash flows	-	1,196,480
Less: present value discount	-	(78,542)
Total lease liabilities	-	1,117,938

NOTE 5 – LIABILITIES AND DEBT

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the investor with the right to have future equity in the Company during a qualified financing or change of control event at no discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered ranged from $1M – 30M.

The Company entered into a financing agreement for which they acquired equipment totaling $195,463. The agreement requires 48 payments of $4,124 with final payment in 2026 and includes an interest rate of 5.90%. The balance of the payable was $132,289. The Company had accrued interest of $3,236 as of December 31st, 2022, related to this agreement.

On October 4th, 2023, the Company entered into a loan agreement that contains a principal amount of $2,000,000. The amount will be paid out in tranches, with the first principal amount of $750,000 to be received on or around the date of the agreement. Upon the Company's request and subject to the terms of the agreement an additional advance of up to $750,000 may be made to the Company at any time on or prior to March 31st, 2024, and an additional advance of up to $500,000 may be made to the Company following the funding of the second tranche advance but on or prior to June 30th, 2024. The loan accrues interest at 13.5% per annum and has a maturity date on September 1st, 2027. The balance of the loan was $733,969 as of December 31st, 2023.

In 2023, the Company entered into various factoring agreements resulting in a total payable of $276,603 as of December 31st, 2023. The final payment is expected in 2024.

On September 1st, 2023, the Company entered into a loan agreement for which they received $210,000 and were required to repay a total of $235,410. The loan was fully paid back on October 10th, 2023.

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	509,583
2025	232,980
2026	216,806
2027	183,492
2028	-
Thereafter	-

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2023			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Equipment Financing Payable	195,463	5.9%	2026	49,488	82,801	132,289	-
Factoring Agreements	276,603	None	2024	276,603	-	276,603	-
Notes Payable 1	750,000	13.5%	2027	183,492	550,477	733,969	-
Total				**509,583**	**633,278**	**1,142,861**	**-**

NOTE 6 – EQUITY

The Company has authorized 15,000,000 common shares with a par value of $0.00001 per share. 7,194,375 shares were outstanding as of December 31st, 2023.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 5,000,000 preferred shares, consisting of 2,500,000 Series Seed Preferred Stock and 2,500,000 Series Seed-1 Preferred Stock, with a par value of $0.00001 per share. There were no preferred shares issued and outstanding as of 2023.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2023, no dividends had been declared.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 24, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has incurred negative cash flows from operations and may continue to operate at an operating cashflow deficit for an unknown period of time.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.